EXHIBIT 1

January 18, 2005

Greater Atlantic Financial Corp.

10700 Parkridge Boulevard

Reston, Virginia 20191

Re:                               Director Nominations for Annual Meeting

Gentlemen:

As you know, in the weeks before the Christmas holiday I had an informal meeting with members of the Company’s Board to discuss my concerns with the Company continuing under current management.

Despite my request that the Company engage a professional search firm to conduct a search for qualified, experienced management and new directors to replace the current Chairman and President, I have heard no official response from the Company other than a statement that my views would be taken “under consideration.”

However, while I was in discussions with certain Directors and was awaiting the Company’s response to my suggestions, without advising me, on the Friday before the Christmas holiday, the Company announced its Annual Meeting by press release and 8-K.  To my knowledge, this is the first time the Company has announced its meeting this way.  The announcement was designed to eliminate my ability to effectively challenge the reelection of the incumbents. Evidently, rather than addressing the serious business issues faced by the Board, the directors have chosen to manipulate the corporate governance machinery to continue business as usual and to eliminate the public shareholders’ ability to vote for an alternative to the status quo.

The Board may succeed in entrenching itself and current management, but it is not fulfilling it responsibilities to all stockholders of Greater Atlantic unless it addresses the recent dismal operating results delivered by current management. American Banker reported that in its last quarter the Company “reported a whopping 255% efficiency ratio, meaning it spends $2.55 to make $1,” whereas a “typical thrift in Greater Atlantic’s asset class has an efficiency ratio of 64%.”  Additionally, the article noted that “Its (Greater Atlantic’s) leverage capital level at the end of September was 5.85%, about half that of its peers” (January 5, 2005).  The article also quoted a well regarded expert who criticized the Company’s failed derivative’s strategy, which was the handywork of current management. The complete article from American Banker is enclosed for your information.

If my request has not prompted Board of Directors and its Nominating Committee to reevaluate current management and seek new directors, an objective review of the Company’s performance should.

Sincerely,

George William Calomiris, AIA

The Investor vs. the Professor: Battle at thrift pits brother against brother

American Banker Wednesday, January 5, 2005

By Laura Thompson Osuri

Columbia University economics professor Charles Calomiris is well known in industry circles for his books on banking and as a member of Shadow Financial Regulatory Committee, a group or academics who critique banking regulation.

Despite those credentials, Mr. Calomiris has been unable to reinvigorate a struggling Virginia thrift he took over as chairman in 2000 after the death of his father, an influential Washington-area businessman.

Many of Greater Atlantic Financial Corp.’s latest problems stem from its use of derivatives, which it began buying about five years ago to hedge against potential interest rate increases. Industry observers say the strategy backfired - interest rates started to fall, and Greater Atlantic’s losses started to accelerate. It lost at least $2.5 million in three of its past five fiscal years and was profitable in only one of them, 2003.

Indeed, its largest shareholder - Mr. Calomiris’ older brother, George - is so frustrated with Greater Atlantic’s performance that he is demanding his brother’s resignation. In a letter filed with the Securities and Exchange Commission in November, he also asked the thrift’s board to replace chief executive officer

Carroll Amos.

“The company’s performance has been extremely disappointing and the management ineffective,” he wrote in the Nov. 17 letter. The letter also asked that the board “promptly engage a professional search firm to conduct a search for qualified, experienced management and new directors to replace the current chairman and president.”

In a brief interview, George Calomiris, who owns a 6.33% stake in $ 521 million-asset Greater Atlantic, would not comment on his reasons for seeking his brother’s ouster, saying only that the letter “clearly speaks for itself.”

Neither Charles Calomiris, who owns 5.87% of the Reston thrift’s outstanding stock, nor Mr. Amos returned telephone calls.

But if dueling letters between George and Greater Atlantic’s attorneys are any indication, the annual meeting scheduled for March 2 promises to be contentious.

In its correspondence, Greater Atlantic has said only that its board had discussed George Calomiris’ concerns and taken his views “under consideration.”

Meanwhile, George Calomiris has requested and received a list of Greater Atlantic’s shareholders, and said in a Dec. 6 letter that he intends to seek their support for ousting Charles and Mr. Amos.

William Calomiris once headed the Greater Washington Board of Trade, a powerful business group, and owned an 11.9% stake in Greater Atlantic when he died. He had been its chairman since 1997.

George Calomiris, now 55, took over as chairman and president of his father’s real estate company, William Calomiris Investments.

Though Charles, 46, was not a banker before becoming Greater Atlantic’s chairman, he has written dozens of books and papers on the industry, including such titles as “The Postmodern Bank Safety Net: Lessons from Developed and Developing Economies” and “U.S. Bank Deregulation in Historical Perspective.”

As a member of the Shadow Financial Regulatory Committee, he has has long advocated for more disclosure from and more regulation of Fannie Mae and Freddie Mac.

Greater Atlantic had been strugging even before the elder Mr. Calomiris’ death; it lost money in 1997 and 1999.

But Lew Sosnowik, a vice president with Koonce Securities in Bethesda, Md., said that the company’s troubles got worse when it started buying derivatives contracts to offset interest rate changes.  Mr. Sosnowik criticized the strategy, arguing that small banks can usually ride out interest rate hikes by selling low-interest loans.

In its fiscal fourth quarter, which ended Sept. 30, Greater Atlantic lost $890,000 on these derivatives, according to recent SEC filings.

To slow the earnings decline Greater Atlantic has been slashing staff and selling branches. In the past six months it has sold one branch and announced agreements to sell two others, which would leave it with six branches.  It says the sales will bring in $700,000 of income and reduce noninterest expenses by $900,000 a year.

The work force was cut by about 10% in the fourth quarter, and Greater Atlantic said in a Nov. 15 news release that more jobs would be eliminated in 2005.

Still, the company has a long way to go before it performs anywhere near industry averages. At the end of its fourth quarter it reported a whopping 255% efficiency ratio, meaning it spends $2.55 to make $1. A typical thrift in Greater Atlantic’s asset class has an efficiency ratio of 64%, according to the Federal Deposit Insurance Corp.

Its leverage capital level at the end of September was 5.85%, about half that of its peers.